
新世界發展有限公司
New World Development Company Limited

03 JUN 26 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

June 13, 2003


03024107

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement of the Company and NWS Holdings Limited dated June 9, 2003 in relation to the proposed acquisition of all the issued share capital of SGC (HK Group) Limited by Delta Pearl Limited, in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

dlw 6/30

c.c. Ms Ellen Lin - The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673


NWSH



新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
("NWD")

新創建集團有限公司*
NWS Holdings Limited
(Incorporated in Bermuda with limited liability)
("NWSH")

JOINT ANNOUNCEMENT IN RELATION TO THE PROPOSED ACQUISITION OF ALL THE ISSUED SHARE CAPITAL OF SGC (HK GROUP) LIMITED BY DELTA PEARL LIMITED

Reference is made to the press releases issued by Chow Tai Fook Enterprises Limited ("**CTF**") and Stagecoach Group Plc ("**Stagecoach**") respectively on 9 June 2003 about the signing of an agreement (the "**Agreement**") between Delta Pearl Limited ("**Delta Pearl**"), which is an indirect wholly-owned subsidiary of CTF, and Stagecoach whereby Delta Pearl will acquire the entire issued share capital of SGC (HK Group) Limited from Stagecoach for a gross consideration of HK$2,200 million (the "**Acquisition**").

SGC (HK Group) Limited is the 100% holding company of Citybus Limited ("**Citybus**") which operates public bus services in Hong Kong.

As at the date of this announcement, CTF holds approximately 39% of the total issued share capital of NWD which in turn holds approximately 54% of the total issued share capital of NWSH.

The respective boards of directors of NWD and NWSH wish to inform shareholders and potential investors of NWD and NWSH that prior to the signing of the Agreement, the board of directors of NWSH (the "**NWSH Board**"), including all the independent non-executive directors of NWSH, had considered an opportunity to acquire Citybus. After careful consideration, the NWSH Board decided not to pursue that opportunity in view of the NWSH Board's determination to reduce the debt level of NWSH and its subsidiaries as well as the possibility of realising synergistic benefits from establishing a joint venture with CTF to combine the transport and related businesses of CTF and NWSH if the Acquisition is completed. To achieve this objective, CTF and NWSH intend to engage independent professional advisers to review the feasibility and possible structures of the potential joint venture. This matter is at a preliminary stage. Any joint venture, if agreed upon by the relevant parties, will be subject to approvals of, among others, the relevant government and regulatory authorities (if required).

Further details of the above developments are set out below.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Reference is made to the press releases issued by CTF and Stagecoach respectively on 9 June 2003 about the signing of the Agreement whereby Delta Pearl, an indirect wholly-owned subsidiary of CTF, will acquire the entire issued share capital of SGC (HK Group) Limited from Stagecoach for a gross consideration of HK$2,200 million.

SGC (HK Group) Limited is the 100% holding company of Citybus which operates public bus services in Hong Kong.

As at the date of this announcement, CTF holds approximately 39% of the total issued share capital of NWD which in turn holds approximately 54% of the total issued share capital of NWSH.

The respective boards of directors of NWD and NWSH wish to inform shareholders and potential investors of NWD and NWSH that prior to the signing of the Agreement, the NWSH Board, including all the independent non-executive directors of NWSH, had considered an opportunity to acquire Citybus. After careful consideration, the NWSH Board decided not to pursue that opportunity in view of the NWSH Board's determination to reduce the debt level of NWSH and its subsidiaries as well as the possibility of realising synergistic benefits from establishing a joint venture with CTF to combine the transport and related businesses of CTF and NWSH if the Acquisition is completed. To achieve this objective, CTF and NWSH intend to engage independent professional advisers to review the feasibility and possible structures of the potential joint venture. This matter is at a preliminary stage. Any joint venture, if agreed upon by the relevant parties, will be subject to approvals by, among others, the relevant government and regulatory authorities (if required).

The respective boards of directors of NWD and NWSH are aware of the fact that Citybus is a direct competitor of New World First Bus Services Limited ("**NWFB**"), an indirect wholly-owned subsidiary of NWSH, as many of the bus routes operated by NWFB and Citybus overlap with each other. However, the operating environment of NWFB will not change solely as a result of the Acquisition and hence the Acquisition, in itself, will not result in any material adverse impact on NWFB's financial position or operations. When considering the potential joint venture, the NWSH Board will seek to deal with the competition issue in the best interests of NWSH.

This announcement should in no way be considered by shareholders and potential investors of NWD and NWSH as an assurance that such a joint venture will be established. A further announcement will be made by NWD and NWSH if and when any definitive agreement has been reached by the relevant parties.

Shareholders and potential investors of NWD and NWSH are urged to exercise caution in dealing in the relevant securities.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 9 June 2003

* *for identification purposes only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
("NWD")



NWSH
新創建集團有限公司*
NWS Holdings Limited
(Incorporated in Bermuda with limited liability)
("NWSH")

JOINT ANNOUNCEMENT IN RELATION TO THE PROPOSED ACQUISITION OF ALL THE ISSUED SHARE CAPITAL OF SGC (HK GROUP) LIMITED BY DELTA PEARL LIMITED

Reference is made to the press releases issued by Chow Tai Fook Enterprises Limited (**"CTF"**) and Stagecoach Group Plc (**"Stagecoach"**) respectively on 9 June 2003 about the signing of an agreement (the **"Agreement"**) between Delta Pearl Limited (**"Delta Pearl"**), which is an indirect wholly-owned subsidiary of CTF, and Stagecoach whereby Delta Pearl will acquire the entire issued share capital of SGC (HK Group) Limited from Stagecoach for a gross consideration of HK$2,200 million (the **"Acquisition"**).

SGC (HK Group) Limited is the 100% holding company of Citybus Limited (**"Citybus"**) which operates public bus services in Hong Kong.

As at the date of this announcement, CTF holds approximately 39% of the total issued share capital of NWD which in turn holds approximately 54% of the total issued share capital of NWSH.

The respective boards of directors of NWD and NWSH wish to inform shareholders and potential investors of NWD and NWSH that prior to the signing of the Agreement, the board of directors of NWSH (the **"NWSH Board"**), including all the independent non-executive directors of NWSH, had considered an opportunity to acquire Citybus. After careful consideration, the NWSH Board decided not to pursue that opportunity in view of the NWSH Board's determination to reduce the debt level of NWSH and its subsidiaries as well as the possibility of realising synergistic benefits from establishing a joint venture with CTF to combine the transport and related businesses of CTF and NWSH if the Acquisition is completed. To achieve this objective, CTF and NWSH intend to engage independent professional advisers to review the feasibility and possible structures of the potential joint venture. This matter is at a preliminary stage. Any joint venture, if agreed upon by the relevant parties, will be subject to approvals of, among others, the relevant government and regulatory authorities (if required).

Further details of the above developments are set out below.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Reference is made to the press releases issued by CTF and Stagecoach respectively on 9 June 2003 about the signing of the Agreement whereby Delta Pearl, an indirect wholly-owned subsidiary of CTF, will acquire the entire issued share capital of SGC (HK Group) Limited from Stagecoach for a gross consideration of HK$2,200 million.

SGC (HK Group) Limited is the 100% holding company of Citybus which operates public bus services in Hong Kong.

As at the date of this announcement, CTF holds approximately 39% of the total issued share capital of NWD which in turn holds approximately 54% of the total issued share capital of NWSH.

The respective boards of directors of NWD and NWSH wish to inform shareholders and potential investors of NWD and NWSH that prior to the signing of the Agreement, the NWSH Board, including all the independent non-executive directors of NWSH, had considered an opportunity to acquire Citybus. After careful consideration, the NWSH Board decided not to pursue that opportunity in view of the NWSH Board's determination to reduce the debt level of NWSH and its subsidiaries as well as the possibility of realising synergistic benefits from establishing a joint venture with CTF to combine the transport and related businesses of CTF and NWSH if the Acquisition is completed. To achieve this objective, CTF and NWSH intend to engage independent professional advisers to review the feasibility and possible structures of the potential joint venture. This matter is at a preliminary stage. Any joint venture, if agreed upon by the relevant parties, will be subject to approvals by, among others, the relevant government and regulatory authorities (if required).

The respective boards of directors of NWD and NWSH are aware of the fact that Citybus is a direct competitor of New World First Bus Services Limited (**"NWFB"**), an indirect wholly-owned subsidiary of NWSH, as many of the bus routes operated by NWFB and Citybus overlap with each other. However, the operating environment of NWFB will not change solely as a result of the Acquisition and hence the Acquisition, in itself, will not result in any material adverse impact on NWFB's financial position or operations. When considering the potential joint venture, the NWSH Board will seek to deal with the competition issue in the best interests of NWSH.

This announcement should in no way be considered by shareholders and potential investors of NWD and NWSH as an assurance that such a joint venture will be established. A further announcement will be made by NWD and NWSH if and when any definitive agreement has been reached by the relevant parties.

Shareholders and potential investors of NWD and NWSH are urged to exercise caution in dealing in the relevant securities.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 9 June 2003

* *for identification purposes only*